EXHIBIT I



TEEKAY CORPORATION
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL RESULTS

Highlights

- Reported fourth quarter net income of $9.5 million, or $0.13 per share (including specific items which decreased net income by $13.5 million, or $0.18 per share) [1]

- Reported annual net income of $181.3 million, or $2.43 per share (including specific items which decreased net income by $16.3 million, or $0.22 per share) [1]
- Generated cash flow from vessel operations of $138.4 million and $622.2 million in the fourth quarter and fiscal 2007, respectively
- Successfully completed the initial public offering of Teekay Tankers Ltd.
- Entered into a multi-vessel strategic transaction with ConocoPhillips
- Acquired two specialized LNG vessels on charter to a ConocoPhillips and Marathon Oil joint venture

Nassau, The Bahamas, February 27, 2008 - Teekay Corporation (*Teekay* or *the Company*) (NYSE: TK) today reported net income of $9.5 million, or $0.13 per share, for the quarter ended December 31, 2007, compared to net income of $60.3 million, or $0.81 per share, for the quarter ended December 31, 2006. The results for the quarters ended December 31, 2007 and 2006 included a number of specific items that had the net effect of decreasing net income by $13.5 million, or $0.18 per share, and by $18.9 million, or $0.25 per share, respectively, as detailed in *Appendix A* to this release. Net revenues [2] for the fourth quarter of 2007 increased to $514.1 million from $443.3 million for the same period in 2006, and income from vessel operations decreased to $74.2 million from $105.2 million.

Net income for the year ended December 31, 2007 was $181.3 million, or $2.43 per share, compared to $262.2 million, or $3.49 per share, for the same period last year. The results for the year ended December 31, 2007 and 2006 included a number of specific items that had the net effect of decreasing net income by $16.3 million, or $0.22 per share, and by $63.7 million, or $0.85 per share, respectively, as detailed in *Appendix A* to this release. Net revenues [2] for the year ended December 31, 2007 increased to $1.9 billion from $1.5 billion for the same period in 2006, and income from vessel operations decreased to $397.9 million from $421.8 million.

Initial Public Offering of Teekay Tankers Ltd.

On December 18, 2007, Teekay's subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (*Teekay Tankers*), completed its initial public offering of 11.5 million class A common shares (including the underwriters' overallotment option) at a price of $19.50 per share. Net proceeds from the offering amounting to $208.2 million were used by Teekay to repay debt. Teekay Tankers owns a fleet of nine Aframax-class oil tankers which Teekay manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. Teekay has agreed to offer Teekay Tankers, within 18 months following the completion of Teekay Tankers' IPO, the right to purchase from it up to four existing Suezmax-class oil tankers. Teekay Tankers anticipates additional opportunities to expand its fleet through acquisitions of tankers from third parties and additional tankers that it expects Teekay will offer to it from time to time. These tankers may include crude oil and product tankers.

Teekay owns 1.0 million class A common shares and 12.5 million class B common shares (entitled to five votes per share but capped at 49% of the total vote), which currently provide Teekay with 54 percent of the economic interest and 53 percent of the voting interest in Teekay Tankers.

On February 6, 2008, Teekay Tankers declared a cash dividend of $0.115 per share for the 14-day period from December 18, 2007 to December 31, 2007.

(1) Please refer to *Appendix A* to this release for information about specific items affecting net income.
(2) Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Strategic Transaction with ConocoPhillips

In January 2008, Teekay entered into a multi-vessel transaction with ConocoPhillips, which involved the acquisition of six double-hull Aframax tankers from ConocoPhillips and the time charter-out of five vessels to ConocoPhillips.

Of the six Aframax tankers acquired, two are owned and four are bareboat chartered-in for periods ranging from five to ten years. Two of the Aframax tankers have been chartered back to ConocoPhillips for a period of five years. Commencing in the second quarter of 2008, Teekay will also charter to ConocoPhillips its in-chartered VLCC for a period of three years and two of its MR product tankers for a period of five years.

Operating Results

During the fourth quarter of 2007, fixed-rate businesses generated approximately 81 percent of the Company's cash flow from vessel operations compared to 66 percent in the fourth quarter of 2006.

The following table highlights certain financial information for Teekay's four main segments: the offshore segment, the fixed-rate tanker segment, the liquefied gas segment, and the spot tanker segment (please read the "Teekay Fleet" section of this release below and *Appendix B* for further details):

| | Three Months Ended December 31, 2007 | | | | |
| | (unaudited) | | | | |
(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues	224,824	53,554	47,991	187,762	514,131
Vessel operating expenses	87,712	14,661	7,844	28,026	138,243
Time-charter hire expense	40,395	10,221	-	95,244	145,860
Depreciation & amortization	46,275	10,054	12,162	26,206	94,697
Cash flow from vessel operations*	53,739	23,996	35,041	25,628	138,404

| | Three Months Ended December 31, 2006 | | | | |
| | (unaudited) | | | | |
(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues	218,280	46,187	29,111	149,753	443,331
Vessel operating expenses	67,019	11,783	4,587	16,095	99,484
Time-charter hire expense	43,170	4,309	-	55,068	102,547
Depreciation & amortization	43,524	8,136	8,938	12,877	73,475
Cash flow from vessel operations*	60,768	26,047	19,867	54,322	161,004

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Offshore Segment

The offshore segment is comprised of the Company's fleet of shuttle tankers, floating storage and off-take (*FSO*) units, and floating production storage and offtake (*FPSO*) units.

Cash flow from vessel operations from the Company's offshore segment decreased to $53.7 million in the fourth quarter of 2007, compared to $60.8 million in the fourth quarter of 2006, primarily due to an increase in crewing expenses and higher than normal vessel repair costs, partially offset by the transfer of an FSO unit, the *Navion Saga*, to the Offshore Segment in May 2007 upon its commencement of a three-year time-charter, the consolidation of five 50 percent-owned shuttle tankers effective December 1, 2006, and the delivery of two shuttle tankers upon their commencement of 13-year charters.

In February 2008, the Siri FPSO was delivered to Brazil and commenced a two-year charter on a milestone heavy crude oil production project for Petróleo Brasileiro S.A. (*Petrobras*). At that time, the FPSO was formally named the *Petrojarl Cidade De Rio Das Ostras*.

Fixed-Rate Tanker Segment

The fixed-rate tanker segment includes Teekay LNG Partners L.P.'s (*Teekay LNG*) Suezmax fleet and Teekay's directly operated fixed-rate conventional tankers.

Cash flow from vessel operations from the Company's fixed-rate tanker segment decreased to $24.0 million in the fourth quarter of 2007, compared to $26.0 million in the fourth quarter of 2006. This decrease was primarily due to lower revenues earned on two vessels, which earn a profit share component when spot tanker rates exceed certain threshold levels, and higher vessel crewing costs, partially offset by the three vessels added to this segment in the third quarter of 2007.

Liquefied Gas Segment

The liquefied gas segment includes Teekay LNG's fleet of liquefied natural gas (*LNG*) and liquefied petroleum gas (*LPG*) carriers.

In December 2007, Teekay acquired two 1993-built, 88,000 cubic meter LNG vessels from a joint venture between ConocoPhillips and Marathon Oil Corporation for a total cost of $230.0 million. These specialized, ice-strengthened vessels are currently being chartered back to the sellers until April 2009 (transporting LNG from Alaska's Kenai LNG plant to Japan), with options exercisable by the charterers to extend up to an additional seven years. Teekay has offered these vessels to Teekay LNG in accordance with an Omnibus agreement among Teekay, Teekay LNG and Teekay Offshore (the *Omnibus Agreement*).

The Company's cash flow from vessel operations from its existing LNG and LPG carriers during the fourth quarter of 2007 was $35.0 million compared to $19.9 million in the fourth quarter of 2006. This increase was primarily due to the delivery of the three RasGas II LNG carriers which commenced 20-year fixed-rate charters in November 2006, January 2007, and February 2007, respectively, and the acquisition of the two Kenai LNG carriers in December 2007.

The Company has ownership interests ranging from 40 percent to 70 percent in six additional LNG newbuildings scheduled to deliver at various dates between the second quarter of 2008 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Teekay has agreed to sell the following vessels to its 63.7 percent owned subsidiary, Teekay LNG:

·   *RasGas 3* - a 40 percent interest in four newbuilding LNG carriers scheduled to deliver during the second quarter of 2008.

·   *Tangguh* - a 70 percent interest in two newbuilding LNG carriers scheduled to deliver during late 2008 and early 2009.

Teekay LNG has also agreed to acquire three LPG carriers currently under construction from IM Skaugen ASA (*Skaugen*) upon their delivery from the shipyard between mid-2008 and mid-2009. Upon delivery, these vessels will commence 15-year fixed-rate charters to Skaugen.

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As previously announced, a consortium in which Teekay has a 33 percent interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. The vessels will be chartered at fixed-rates, with inflation adjustments, commencing in 2011. Teekay is obligated to offer Teekay LNG its 33 percent interest in these vessels and related charter contracts in accordance with the Omnibus Agreement.

Spot Tanker Segment

The Company's spot tanker segment includes its conventional tankers, which are operating on voyage and period out-charters with an initial term of less than three years.

Cash flow from vessel operations from the Company's spot tanker segment decreased to $25.6 million for the fourth quarter of 2007, from $54.3 million for the fourth quarter of 2006, primarily due to a decrease in spot tanker charter rates, an increase in time-charter hire expense and an increase in vessel crewing costs, partially offset by an increase in the size of the Company's spot tanker fleet from the acquisition of 50 percent of OMI Corporation.

On a net basis, fleet changes increased the total number of revenue days in the Company's spot tanker segment to 7,446 for the fourth quarter of 2007, compared to 5,231 for the fourth quarter of 2006. Revenue days represent the total number of vessel calendar days less off-hire associated with major repairs, drydockings, or mandated surveys.

Spot tanker freight rates strengthened significantly towards the end of the fourth quarter of 2007 rising to near record highs in December 2007 and into January 2008. However, the financial benefit of the increase in spot tanker rates had only a minimal impact on the fourth quarter financial results due to the timing difference between booking voyages and the physical commencement of voyages. The main drivers behind the strengthening in rates were the restocking of low global oil inventories, a rise in global oil supply as OPEC increased output, and the completion of oil field and refinery maintenance. These factors occurred later than normal in the year, and as a result tanker rates did not strengthen until late in the fourth quarter of 2007. Although tanker rates have declined from the high levels experienced early in the first quarter of 2008, they remain at high levels compared to historical averages.

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The following table highlights the operating performance of the Company's spot tanker segment measured in net revenues per revenue day, or time-charter equivalent (*TCE*), and includes the effect of forward freight agreements (*FFAs*) which are entered into as hedges against a portion of the Company's exposure to spot market rates:

	Three Months Ended			Years Ended	
	December 31, 2007	September 30, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Spot Tanker Segment					
Suezmax Tanker Fleet					
Revenue days	1,362	1,039	399	3,162	1,639
TCE per revenue day *	$ 32,976	$ 27,097	$ 29,922	$ 31,627	$ 34,766
Aframax Tanker Fleet					
Revenue days	3,407	2,960	2,886	11,866	11,675
TCE per revenue day *	$ 24,201	$ 21,508	$ 34,789	$ 28,269	$ 35,774
Large/Medium-Size Product Tanker Fleet					
Revenue days	1,777	1,521	958	5,567	3,488
TCE per revenue day	$ 21,295	$ 27,258	$ 24,544	$ 25,426	$ 27,747
Small Product Tanker Fleet					
Revenue days	900	898	988	3,595	3,782
TCE per revenue day	$ 12,134	$ 13,893	$ 14,155	$ 14,299	$ 15,476

*TCE results for the Suezmax and Aframax tanker fleets include realized results of synthetic time charters, FFAs, purchase price adjustments, short-term time-charters and fixed-rate contracts of affreightment. Excluding these amounts, Suezmax TCEs on a revenue-day basis for the quarters ended December 31, 2007, September 30, 2007, and December 31, 2006 would have been $31,718, $21,166 and $44,871 per day, respectively; and for the years ended December 31, 2007 and December 31, 2006 would have been $32,333 and $46,911 per day, respectively. Excluding these amounts, Aframax TCEs on a revenue-day basis for the quarters ended December 31, 2007, September 30, 2007, and December 31, 2006 would have been $23,234, $20,070 and $35,900 per day, respectively.

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Teekay Fleet

As at February 27, 2008, Teekay's fleet consisted of 203 vessels, including chartered-in vessels, newbuildings on-order, and vessels being converted to offshore units, but excluding vessels managed for third parties.

The following table summarizes the Teekay fleet as at February 27, 2008:

	Number of Vessels [1]			
	Owned Vessels	Chartered-in Vessels	Newbuildings /Conversions	Total
Offshore Segment				
Shuttle Tankers [2]	28	12	4	44
Floating Storage & Offtake ("FSO") Units [3]	5	-	-	5
Floating Production Storage & Offtake ("FPSO") Units [4]	5	-	-	5
Total Offshore Segment	38	12	4	54
Fixed-Rate Tanker Segment				
Conventional Tankers [5]	16	4	1	21
Total Fixed-Rate Tanker Segment	16	4	1	21
Liquefied Gas Segment				
LNG Carriers [6]	9	-	10	19
LPG Carriers	1	-	3	4
Total Liquefied Gas Segment	10	-	13	23
Spot Tanker Segment				
Suezmaxes	6	8	10	24
Aframaxes [7]	21	27	-	48
Large/Medium Product Tankers	14	10	1	25
Small Product Tankers	-	10	-	10
Total Spot Tanker Segment	41	55	11	107
Total	**105**	**71**	**29**	**205**

(1) Excludes vessels managed on behalf of third parties.
(2) Includes six shuttle tankers in which the Company's ownership interest is 50 percent.
(3) Includes one unit in which the Company's ownership interest is 89 percent.
(4) Includes four FPSOs owned by Teekay Petrojarl ASA, and one FPSO jointly owned by Teekay and Teekay Petrojarl.
(5) Includes eight Suezmax tankers owned by Teekay LNG.
(6) Seven of the existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay's 70 percent interest in two of the LNG newbuildings and Teekay's 40 percent interest in four LNG newbuildings upon delivery of the vessels. Teekay has offered Teekay LNG the opportunity to acquire two of the existing LNG vessels.
(7) Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay and nine Aframaxes owned by Teekay Tankers.

Capital Expenditures and Liquidity

As of December 31, 2007, the Company's remaining capital commitments relating to its portion of newbuildings and conversions, were as follows:

(in millions)	2008	2009	2010	2011	2012	Total
Offshore Segment	$ 42	$ 23	$ 231	$ 163	-	$ 459
Fixed-Rate Tanker Segment	59	-	-	-	-	59
Liquefied Gas Segment	187	113	37	157	45	539
Spot Tanker Segment	327	207	-	-	-	534
Total	$ 615	$ 343	$ 268	$ 320	$ 45	$ 1,591

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Pre-arranged debt facilities are in place for $1.3 billion of these capital commitments. Additionally, as of December 31, 2007, the Company had total liquidity of $1.7 billion (excluding debt related to capital commitments), comprised of $443 million in cash and cash equivalents and $1.2 billion in undrawn credit facilities.

Share Repurchase Program

Since November 1, 2007, the previous date the Company reported the status of its share repurchase program, the Company has repurchased 472,600 shares of its common stock at an average price of $50.28 per share, resulting in $20.5 million remaining under the existing share repurchase authorization.

As at December 31, 2007, the Company had 72.8 million common shares issued and outstanding.

About Teekay

Teekay Corporation transports more than 10 percent of the world's seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of over 200 vessels, offices in 16 countries and 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Earnings Conference Call

The Company plans to host a conference call on Thursday, February 28, 2008 at 11:00 a.m. (ET) to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company's earnings presentation through the Company's web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight March 7, 2008, by dialing (888) 203-1112 or (647) 436-0148, access code 7547068, or via the Company's web site until March 30, 2008.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 844-6654

For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605

Web site: www.teekay.com

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Years Ended	
	December 31, 2007 (unaudited)	September 30, 2007 (unaudited)	December 31, 2006 (unaudited)	December 31, 2007 (unaudited)	December 31, 2006 (unaudited)
REVENUES	673,046	589,054	586,990	2,406,622	2,013,306
OPERATING EXPENSES					
Voyage expenses	158,915	126,772	143,659	528,180	522,117
Vessel operating expenses	138,243	120,008	99,484	464,543	257,350
Time-charter hire expense	145,860	121,756	102,547	467,364	402,522
Depreciation and amortization	94,697	87,058	73,475	329,113	223,965
General and administrative	60,081	60,912	56,377	238,148	177,915
Writedown or loss (gain) on sale of vessels and equipment	1,055	(8,072)	4,754	(18,630)	(1,341)
Restructuring charge	-	-	1,515	-	8,929
	598,851	508,434	481,811	2,008,718	1,591,457
Income from vessel operations	74,195	80,620	105,179	397,904	421,849
OTHER ITEMS					
Interest expense	(82,009)	(81,008)	(57,584)	(287,558)	(171,643)
Interest income	19,529	23,071	16,276	82,158	56,224
Income tax recovery (expense)	11,709	(9,995)	(2,030)	5,509	(7,869)
Equity (loss) income from joint ventures	(7,063)	(1,654)	3,681	(12,404)	5,940
Foreign exchange (loss) gain	(7,407)	(10,025)	(12,391)	(22,106)	(45,382)
Minority interest (expense) income	(1,284)	3,602	4,241	(9,663)	(441)
Other – net	1,806	12,378	2,928	27,411	3,566
	(64,719)	(63,631)	(44,879)	(216,653)	(159,605)
Net income	9,476	16,989	60,300	181,251	262,244
Earnings per common share					
- Basic	$ 0.13	$ 0.23	$ 0.83	$ 2.47	$ 3.58
- Diluted	$ 0.13	$ 0.23	$ 0.81	$ 2.43	$ 3.49
Weighted-average number of common shares outstanding					
- Basic	72,962,375	73,592,554	73,051,350	73,382,197	73,180,193
- Diluted	74,168,422	74,917,614	74,564,536	74,734,913	75,128,724

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2007 (unaudited)	As at December 31, 2006 (unaudited)
ASSETS		
Cash and cash equivalents	442,673	343,914
Other current assets	428,190	318,229
Restricted cash – current	33,479	64,243
Vessels held for sale	129,318	20,754
Restricted cash – long-term	652,717	615,749
Vessels and equipment	6,180,180	4,925,409
Advances on newbuilding contracts	617,066	382,659
Other assets	881,988	515,242
Intangible assets	259,952	280,559
Goodwill	434,590	266,718
Total Assets	10,060,153	7,733,476
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	346,765	311,088
Current portion of long-term debt	474,873	369,043
Long-term debt	5,285,397	3,350,640
Other long-term liabilities / In process revenue contracts	737,754	720,080
Minority interest	527,494	454,403
Stockholders' equity	2,687,870	2,528,222
Total Liabilities and Stockholders' Equity	10,060,153	7,733,476

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Years Ended December 31,	
	2007 (unaudited)	2006 (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	269,900	520,785
FINANCING ACTIVITIES		
Net proceeds from long-term debt	3,924,451	2,114,505
Scheduled repayments of long-term debt	(320,049)	(178,446)
Prepayments of long-term debt	(1,958,382)	(1,275,121)
Decrease (increase) in restricted cash	24,322	(328,035)
Repurchase of common stock	(80,430)	(233,305)
Net proceeds from the public offering of Teekay Tankers	208,186	-
Net proceeds from the public offering of Teekay LNG	84,185	-
Net proceeds from the public offering of Teekay Offshore	-	156,711
Other	(37,991)	(47,740)
Net financing cash flow	1,844,292	208,569
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(910,304)	(442,470)
Proceeds from sale of vessels and equipment	199,475	326,901
Purchase of marketable securities	(59,165)	(549)
Proceeds from sale of marketable securities	57,093	8,898
Purchase of OMI Corporation (net of cash acquired $427)	(1,098,216)	-
Purchase of Petrojarl ASA (net of cash acquired $71,728)	(1,210)	(464,823)
Loan to joint ventures	(219,335)	(61,333)
Other	16,229	10,952
Net investing cash flow	(2,015,433)	(622,424)
Increase in cash and cash equivalents	98,759	106,930
Cash and cash equivalents, beginning of the year	343,914	236,984
Cash and cash equivalents, end of the year	442,673	343,914

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TEEKAY CORPORATION
APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company's net income for the three months and year ended December 31, 2007 and 2006, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

	Three Months Ended December 31, 2007 (unaudited)		Year Ended December 31, 2007 (unaudited)	
	$	$ Per Share	$	$ Per Share
(Loss) gain on sale of vessels and equipment	(1,055)	(0.01)	18,630	0.25
Gain on sale of marketable securities and investments	-	-	11,833	0.16
Foreign currency exchange losses [(1)]	(7,407)	(0.10)	(22,106)	(0.30)
Deferred income tax recovery (expense) on unrealized foreign exchange losses (gains) [(2)]	1,164	0.02	(18,580)	(0.25)
Unrealized loss from interest rate swaps	(5,815)	(0.08)	(12,113)	(0.16)
Net effect from non-cash changes in purchase price allocation for acquisition of Teekay Petrojarl ASA [(3)]	-	-	(4,240)	(0.06)
Equity loss from OMI joint venture [(4)]	(2,743)	(0.04)	(3,010)	(0.04)
Other [(5)]	(3,483)	(0.05)	(4,325)	(0.06)
Minority owners' share of items above [(6)]	5,850	0.08	17,628	0.24
Total	(13,489)	(0.18)	(16,283)	(0.22)

	Three Months Ended December 31, 2006 (unaudited)		Year Ended December 31, 2006 (unaudited)	
	$	$ Per Share	$	$ Per Share
(Write-down) gain on sale of vessels and equipment	(4,754)	(0.06)	(1,829)	(0.02)
Foreign currency exchange losses [(1)]	(12,391)	(0.16)	(45,382)	(0.60)
Minority owners' share of foreign currency exchange losses	6,841	0.09	14,703	0.19
Deferred income tax expense on unrealized foreign exchange gains [(2)]	(5,102)	(0.07)	(10,529)	(0.14)
Restructuring charge	(1,515)	(0.02)	(8,929)	(0.12)
Net effect from consolidation of Teekay Petrojarl ASA	252	-	(1,313)	(0.02)
Loss on expiry of options to construct LNG carriers	-	-	(6,102)	(0.08)
Other [(5)]	(2,236)	(0.03)	(4,291)	(0.06)
Total	(18,905)	(0.25)	(63,672)	(0.85)

(1) Foreign currency exchange gains and losses primarily relate to the Company's debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company's foreign currency exchange gains and losses are unrealized.

(2) Portion of deferred income tax related to unrealized foreign exchange gains and losses.

(3) Primarily from changes in amortization of vessels, intangible assets and in-process revenue contracts relating to the period from October 1, 2006, to June 30, 2007, as a result of adjustments to the purchase price allocation for acquisition of Teekay Petrojarl ASA.

[(4)] Primarily includes one-time retention bonuses for OMI employees.

[(5)] Primarily relates to write-off of capitalized loan costs and loss on bond repurchases (8.875% Notes due 2011).

[(6)] Primarily relates to minority owners' share of foreign currency exchange losses.

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TEEKAY CORPORATION
APPENDIX B – SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

Three Months Ended December 31, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues (1)	224,824	53,554	47,991	187,762	514,131
Vessel operating expenses	87,712	14,661	7,844	28,026	138,243
Time-charter hire expense	40,395	10,221	-	95,244	145,860
Depreciation and amortization	46,275	10,054	12,162	26,206	94,697
General and administrative	25,030	4,584	5,106	25,361	60,081
Loss on sale of vessels and equipment	1,055	-	-	-	1,055
Income from vessel operations	24,357	14,034	22,879	12,925	74,195

Three Months Ended September 30, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues (1)	219,613	50,457	42,921	149,291	462,282
Vessel operating expenses	76,625	13,285	8,056	22,042	120,008
Time-charter hire expense	40,615	7,773	-	73,368	121,756
Depreciation and amortization	45,359	9,236	11,491	20,972	87,058
General and administrative	25,956	4,889	5,677	24,390	60,912
Gain on sale of vessels and equipment	(8,072)	-	-	-	(8,072)
Income from vessel operations	39,130	15,274	17,697	8,519	80,620

Three Months Ended December 31, 2006
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues (1)	218,280	46,187	29,111	149,753	443,331
Vessel operating expenses	67,019	11,783	4,587	16,095	99,484
Time-charter hire expense	43,170	4,309	-	55,068	102,547
Depreciation and amortization	43,524	8,136	8,938	12,877	73,475
General and administrative	24,919	4,048	4,657	22,753	56,377
Gain on sale of vessels and equipment	5,362	-	-	(608)	4,754
Restructuring charge	-	-	-	1,515	1,515
Income from vessel operations	34,286	17,911	10,929	42,053	105,179

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TEEKAY CORPORATION
APPENDIX B – SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

Year Ended December 31, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [(1)]	874,755	193,235	166,872	643,580	1,878,442
Vessel operating expenses	301,478	51,458	30,239	81,368	464,543
Time-charter hire expense	161,876	25,812	-	279,676	467,364
Depreciation and amortization	172,983	36,018	46,018	74,094	329,113
General and administrative	101,119	18,471	21,471	97,087	238,148
Gain on sale of vessels and equipment	(18,630)	-	-	-	(18,630)
Income from vessel operations	155,929	61,476	69,144	111,355	397,904

Year Ended December 31, 2006
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [(1)]	578,205	179,606	103,514	629,864	1,491,189
Vessel operating expenses	134,866	44,083	18,912	59,489	257,350
Time-charter hire expense	170,662	16,869	-	214,991	402,522
Depreciation and amortization	105,861	32,741	33,160	52,203	223,965
General and administrative	58,048	16,000	15,685	88,182	177,915
Writedown / (gain) on sale of vessels and equipment	698	-	-	(2,039)	(1,341)
Restructuring charge	-	-	-	8,929	8,929
Income from vessel operations	108,070	69,913	35,757	208,109	421,849

(1) Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Company's future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; expected demand in the offshore oil production sector and the demand for vessels; the Company's future capital expenditure commitments and the financing requirements for such commitments; the timing of newbuilding deliveries; the commencement of charter contracts; and the level of future OPEC oil production. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; shipyard production delays; the Company's future capital expenditure requirements; the Company's, Teekay LNG's, Teekay Offshore's potential inability to raise financing to purchase additional vessels; conditions in the United States capital markets; changes affecting the conventional tanker market; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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